UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act Of 1934

Date of Report (Date of Earliest Event Reported):   July 19, 2010 (July 12, 2010)

Best Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-53260	02-0789714
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5433 Westheimer Road, Suite 825, Houston, TX	77056
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (713) 933-2600

n/a

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On June 12, 2010, Best Energy Services, Inc. (the "Company") entered into Amendment No. 12 to its Revolving Credit, Term Loan and Security Agreement with PNC Bank, National Association ("PNC"). The amendment reduces the Company's Term Loan repayment obligation for July 2010 and August 2010 from $125,000 to $25,000. In connection with amendment, the Company issued PNC a warrant to purchase 250,000 shares of common stock for a period of 5 years at an exercise price of $0.10.

Item 9.01. Exhibits

10.1   Amendment No. 12 to the Revolving Credit, Term Loan and Security Agreement among Best Energy Services, Inc., Bob Beeman Drilling Company, Best Well Service, Inc. and financial institutions represented by PNC Bank, National Association dated July 12, 2010.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Energy Services, Inc.
(Registrant)

Dated: July 19, 2010   By: \s\ Mark Harrington
                                             Mark Harrington
                                             Chief Executive Officer